May 18, 2015

VIA EDGAR AND ELECTRONIC MAIL

Larry Spirgel
Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3628
100 F Street, N.E.
Washington, D.C. 20549

Re:	Shutterfly, Inc.

Preliminary Proxy Statement on Schedule 14A filed by Marathon Partners L.P., Marathon Focus Fund L.P., Marathon Partners 4x6 Fund, L.P., Cibelli Research & Management, LLC, Marathon Partners Equity Management, LLC, Mario D. Cibelli, Marwan Fawaz, and Thomas D. Hughes

Filed May 8, 2015
File No. 001-33031
Amendment No. 3 to Schedule 13D filed by Mario D. Cibelli
Filed February 27, 2015
File No. 005-82470

Dear Mr. Spirgel:

We acknowledge receipt of the comment letter of the Staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), dated May 15, 2015 (the “Staff Letter”), with regard to the above-referenced Preliminary Proxy Statement (the “Proxy Statement”) and Amendment No. 3 to the Schedule 13D (the “Schedule 13D”) filed by Marathon Partners Equity Management, LLC and its affiliates and nominees (collectively, “Marathon Partners”) on May 8, 2015 and February 27, 2015, respectively, with respect to Shutterfly, Inc. (“Shutterfly” or the “Company”).  We have reviewed the Staff Letter with our clients and provide the following responses on their behalf.  For ease of reference, the comments in the Staff Letter are reproduced in italicized form below.  Terms that are not otherwise defined have the meanings ascribed to them in the Proxy Statement and Schedule 13D, as applicable.

General

1.
Each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for each such opinion or belief. Support for opinions or beliefs should be self-evident, disclosed in the proxy statement or provided to the staff on a supplemental basis. Please provide us the support for the following:

We acknowledge the Staff’s comment and supplementally provide the Staff with the following responses:

•	“However, we believe Mr. Housenbold’s controlling influence over the Board has proven destructive for stockholders.” (Dear Stockholder Letter).

 We advise the Staff on a supplemental basis that in light of the fact that the Company’s stock price has underperformed peers and relevant indices during the past four years, as displayed on page 6 of the Proxy Statement, we believe the Board’s approval of such excessive executive compensation plans despite the Company’s poor performance has proven destructive to shareholders. We note, for example, that CEO Jeffrey Housenbold’s compensation increased from $13,186,740 in 2013 to $16,184,835 in 2014, representing an increase of approximately 23%, despite assurances from the Board in Shutterfly’s 2014 proxy statement that his total compensation for 2014 was targeted to decline by 31%.  Importantly, as discussed on page 7 of the Proxy Statement, the two leading independent proxy voting advisory firms, Institutional Stockholder Services Inc. (“ISS”) and Glass Lewis & Co. (“Glass Lewis”), believe Shutterfly’s executive compensation program is poorly structured.  ISS has not only recommended a vote “AGAINST” the Company’s say-on-pay proposal in each of the last three years but assigned Shutterfly a Governance QuickScore of 10 in the “Compensation” category in its 2014 report, indicating the highest level of concern.  Similarly, Glass Lewis assigned Shutterfly an “F” pay-for-performance grade in its 2014 report, noting that “overall, the Company paid more than its peers, but performed moderately worse than its peers.”  Glass Lewis also assigned Shutterfly a “D” grade and recommended that shareholders vote “AGAINST” the Company’s say-on-pay proposal in its 2013 report.  Perhaps even more telling is that Shutterfly shareholders have expressed their serious concerns regarding the Company’s executive compensation as evidenced by the dramatic decrease in the shareholder approval rate of the Company’s ‘say on pay’ proposal, as displayed on page 7 of the Proxy Statement.

May 18, 2015

We question the Board’s willingness to disregard its own written assurances and therefore find it difficult to believe that the Board would approve, free of any undue influence from Mr. Housenbold, execution compensation plans that award Mr. Housenbold handsomely despite the Company’s poor performance.  Further, the out-of-cycle November 2014 RSU grant was designed to retain Mr. Housenbold, which we believe demonstrates that the Board feared Mr. Housenbold leaving the Company. The Board also approved the November grant despite its assurances to the contrary in the Company’s 2014 proxy statement to lower Mr. Housenbold’s compensation.   Accordingly, we believe the Board knew such a grant would be controversial to many Shutterfly shareholders in light of their concerns on executive compensation and therefore proves that Mr. Housenbold has some degree of influence over the Board.

Nevertheless, we have revised the Proxy Statement to remove “controlling” and to add “as his compensation has increased despite the Company’s poor performance” after “has proven destructive for stockholders.”  Please see the cover letter to the Proxy Statement.

•
“Unlike Shutterfly’s current compensation structure, which has enabled management to achieve the targeted results and be well compensated without any tangible regard to Shutterfly stockholders.” (page 10).

We respectfully refer the Staff to our response directly above regarding the reasons we believe Shutterfly’s executive compensation program is poorly structured and improperly enables management to be well compensated despite the Company’s poor performance, which has been recognized by ISS, Glass Lewis and Shutterfly shareholders alike.  Further, as stated in the Proxy Statement, we believe the Company’s compensation structure enables excessive awards based upon revenue and EBITDA growth as opposed to metrics that we believe better align management’s incentives with the creation of shareholder value, such as free cash flow per share, adjusted earnings per share and GAAP earnings per share.  Nevertheless, we have revised the Proxy Statement to express such statement in terms our of clients’ belief and to replace “without any tangible regard to Shutterfly stockholders” with “even while the Company’s stock price has underperformed peers and equity indices during the past four (4) years.”

•
“Further, since the Company has failed to quantify for its stockholders the value realized from assimilating its acquisition targets to date, stockholders have been unable to discern whether such transactions have in fact created any value.” (page 12).

We advise the Staff on a supplemental basis that Shutterfly does not itemize results or offer commentary on its acquisitions.   We note, for example, that the second major brand Shutterfly owns and maintains is Tiny Prints, which was acquired four (4) years ago for several hundred million dollars. However, because Shutterfly management does not publicly disclose any results for Tiny Prints, shareholders have no ability to judge whether or not the acquisition was successful. The same is true for BorrowLenses, which is a separate and distinct camera equipment rental business acquired by Shutterfly. Similar to Tiny Prints, the Company has failed to publicly disclose any financial information on BorrowLenses in the eighteen (18) months following its acquisition.  Without access to this pertinent information, shareholders are unable to determine whether BorrowLenses is generating, or failing to generate, revenues and/or profits and are therefore unable to assess whether or not this acquisition has created any value.

•
the Company “turned down multiple bids from potential buyers” during the 2014 evaluation process, stockholders “may not have been properly represented during the evaluation process,” and “Shutterfly’s current market price is at a steep discount to the price that potential buyers would be willing to pay in an auction.” (pages 13 and 14).

We advise the Staff on a supplemental basis that on Shutterfly’s 2014 third quarter conference call, Mr. Housenbold stated that the Company had received multiple bids from third parties and decided to reject such bids. Our lack of confidence in general stems from the Board’s continued approval of excessive compensation plans for Mr. Housenbold relative to peers despite the Company’s share price underperformance relative to peers. We therefore believe the Board may not be representing shareholders fairly during other processes such as strategic evaluation reviews.  We also believe the Company is deeply undervalued and that potential buyers similarly view Shutterfly as such as evidenced by the submission of multiple bids from third parties.  Nevertheless, we have revised the Proxy Statement to clarify such statements as our clients’ belief.  Please see page 14 of the Proxy Statement.

•	“We note, for example, that interested buyers appeared to have a deadline that came before the all-important holiday season.” (page 13).

We advise the Staff on a supplemental basis that on Shutterfly’s 2014 third quarter conference call, as noted above, Mr. Housenbold stated that the Company had undergone an evaluation process with an advisor and that it received multiple bids from third parties.  Mr. Housenbold further stated on the call that the Company decided to reject such bids and continue as public company for the time being.  Given the timing of the call in late October, by definition proposals were finalized before the busy holiday season starting after Thanksgiving.

May 18, 2015

•
“...any attempt to increase the size of the current Board or to reconstitute or reconfigure the classes on which the current directors serve constitutes an unlawful manipulation of the Company’s corporate machinery.” (page 18).

We advise the Staff on a supplemental basis that we believe that any significant changes to the composition of the Board less than four weeks before the Company’s scheduled annual meeting date would serve only to disenfranchise shareholders and frustrate our clients’ lawful proxy solicitation.  Nevertheless, we have revised the Proxy Statement to remove this statement.  Please see the cover letter and page 18 of the Proxy Statement.

Background to the Solicitation, page 4

2.
We note in the sixth and seventh bullet points references to “a potential transaction for the Company” and “Shutterfly’s evaluation process ended without a sale.” Please provide greater detail regarding Marathon’s position on the merits of the potential transaction and related evaluation process.

We acknowledge the Staff’s comment and advise the Staff on a supplemental basis that our client generates opinions on the fair market value for all of its investments. If an offer to acquire shares of one of Marathon Partners’ holdings is within the range of values it considers fair based on its analysis of such holding, then Marathon Partners would generally be supportive of a sale transaction.  If, on the other hand, the offer is below the range of fair values that Marathon Partners has established for an investment based on a detailed analysis of the company, then it would not be supportive of a sale transaction. If an offer to acquire Shutterfly was a fair one in our clients’ opinion, then it would tend to be supportive of the transaction.

We Are Concerned with the Company’s Prolonged Stock Price Underperformance, page 6

3.
Please identify the particular “Nasdaq Index” referenced in the first table of this section. Also identify the companies selected to be included in the “Compensation Peer Group” and the criteria on which such selections were based.

We acknowledge the Staff’s comment and advise the Staff on a supplemental basis that our client used the Nasdaq Composite Index in its Share Price Underperformance table.  We have revised the table to more specifically reference the “Nasdaq Composite Index.”  Please see page 6 of the Proxy Statement.  In addition, we supplementally advise the Staff that the Compensation Peer Group used on the Share Price Underperformance table is the peer group used by the Company in its 2015 proxy statement (see page 71), which consists of 17 publicly-traded technology companies and is reproduced for the Staff’s reference below.  We have revised the Proxy Statement to include a footnote clarifying the source of such peer group. See page 6 of the Proxy Statement.

ACI Worldwide, Inc.	Informatica, Inc.	TiVo Inc.
Blackbaud, Inc.	Pandora Media, Inc.	Ultimate Software Group, Inc.
Cadence Design Systems, Inc.	Solera Holdings, Inc.	VeriSign, Inc.
Concur Technologies, Inc.	SS&C Technologies, Inc.	VistaPrint, Inc.
Conversant, Inc.	TIBCO Software, Inc.	Web.comGroup, Inc.
Fortinet, Inc.		WebMD Health Group

We Are Concerned with the Company’s Poor Operating Performance, page 6

4.	Please provide support for the statement referencing two years of margin erosion. Such statement does not appear to be supported by the table that follows.

We acknowledge the Staff’s comment and provide the following supplemental support to the Staff demonstrating the Company’s margin erosions:

Year	EBIDTA Margins	Operating Margins
2012	20%	6%
2013	19%	3%
2014	18%	1%

We have revised the Proxy Statement to include this chart.  Please see page 6 of the Proxy Statement.

May 18, 2015

We are Concerned with the Company’s Executive Compensation Practices and the Board’s Apparent Unwillingness to Follow Through on its Own Written Assurances to Reduce Executive Compensation, page 8

5.	Please clarify in what way “Shutterfly’s incentive metrics are above stock-based compensation expenses” (emphasis added).

We acknowledge the Staff’s comment and advise the Staff on a supplemental basis that for several years Shutterfly incentive compensation plans have largely been tied to revenue and EBITDA growth.   Stock based compensation (“SBC”) on the profit and loss statement is below the revenue line item. Revenue metrics to determine senior management’s bonuses are therefore above the SBC expense items.  Similarly, the EBITDA metric is above SBC expense.  We have revised the Proxy Statement to clarify this statement by replacing “are above stock-based compensation expenses” with “do not include any deductions for stock-based compensation expenses.” Please see page 8 of the Proxy Statement.

6.
We note on the Shutterfly, Inc. Form 10-K filed on February 18, 2015 that the Company disclosed that it “measures stock based awards at fair value and recognizes compensation expense for all share-based payment awards made to its employees and directors, including employee stock options and restricted stock awards.” We further note the statement that “the Company maintains an incentive compensation program that does not recognize stock-based compensation as an expense.” Please provide an enhanced discussion of this viewpoint and explain why you do not believe Shutterfly recognizes stock-based compensation as an expense.

We acknowledge the Staff’s comment and advise the Staff on a supplemental basis that for GAAP purposes, Shutterfly deducts SBC expenses in its profit and loss statement. Separately, the executive incentive program is determined by revenue and EBITDA metrics, which do not include SBC expense. Therefore, Shutterfly’s incentive compensation program does not recognize, use or deduct SBC as an expense in the incentive compensation program.

Proposal No. 1 Election of Directors, page 18

7.
We note the statement that, “in the event any Nominee is unable to serve or for good cause will not serve, the shares of Common Stock represented by the enclosed [BLUE] proxy card will be voted for substitute nominee(s).” Please confirm that should the participants lawfully identify or nominate substitute nominees before delivering the requisite consents to the Company, the participants shall file an amended consent solicitation statement that (1) identifies the substitute nominees, (2) discloses whether such nominees have consented to being named in the revised consent solicitation statement and to serve if elected and (3) includes the disclosure required by Items 5(b) and 7 of Schedule 14A with respect to such nominees.

We acknowledge the Staff’s comment and hereby confirm that should the participants lawfully identify or nominate substitute nominees before delivering the requisite consents to the Company, the participants will file an amended solicitation statement that (1) identifies the substitute nominees, (2) discloses whether such nominees have consented to being named in the revised solicitation statement and to serve if elected and (3) includes the disclosure required by Items 5(b) and 7 of Schedule 14A with respect to such nominees.

Amendment No. 3 to Schedule 13D filed by Mario D. Cibelli

8.
We note that Item 4 of the Schedule 13D filed on February 27, 2015 discloses that “[t]he Reporting Persons have engaged, and intend to continue to engage, in discussions with management and the Board of the Issuer regarding Board representation and the composition of the Issuer’s Board, generally, and Marathon Partners remains prepared to engage in a continued constructive dialogue with the Board.” In light of the preliminary proxy statement filed by Marathon Partners L.P., Marathon Focus Fund L.P., et al., we remind the filing persons of their obligations under Exchange Act Rule 13d-2.

We acknowledge the Staff’s comment and advise on a supplemental basis that it is our understanding that under Rule 13d-2 of the Exchange Act, our client is only required to amend its Schedule 13D if “any material change occurs in the facts set forth in the Schedule 13D.”  While our client has indeed filed its Proxy Statement, Marathon Partners does remain prepared to engage in continued constructive dialogue with the Board.  In fact, since the filing of Amendment No. 3 to the Schedule 13D, our client has engaged in discussions with management and the Board, however, such discussions have not resulted in any meaningful resolution to date.  While our client would prefer to work constructively with the Board to avoid a proxy contest, Marathon Partners filed the Proxy Statement to reserve its rights in order to try and implement meaningful change at Shutterfly via the election of its directors nominees at the Annual Meeting.  Marathon Partners remains prepared, however, to continue to engage in constructive dialogue with the Board should the Board propose and/or accept the material terms our client deems necessary to effectuate the necessary level of change to create value for Shutterfly shareholders.

*     *     *     *     *

In addition, the Staff is invited to contact the undersigned with any comments or questions it may have.  We would appreciate your prompt advice as to whether the Staff has any further comments.  Thank you for your assistance.

Sincerely,

/s/ Andrew M. Freedman

Andrew M. Freedman

cc:	Mario D. Cibelli, Marathon Partners Equity Management, LLC

May 18, 2015

ACKNOWLEDGMENT

In connection with responding to the comments of the Staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) in its comment letter dated May 15, 2015 (the “Staff Letter”) relating to the Preliminary Proxy Statement and Amendment No. 3 to the Schedule 13D filed by the undersigned on May 8, 2015 and February 27, 2015, respectively (the “Filings”), each of the undersigned acknowledges the following:

•	the undersigned is responsible for the adequacy and accuracy of the disclosure in the Filings;

•	the Staff’s comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Filings; and

•	the undersigned may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

[SIGNATURES ON FOLLOWING PAGES]

May 18, 2015

Marathon Partners L.P. By: Marathon Partners Equity Management, LLC, its General Partner
By:	/s/ Mario D. Cibelli
	Name:	Mario D. Cibelli
	Title:	Managing Member

Marathon Focus Fund L.P. By: Cibelli Research & Management, LLC, its General Partner

By:	/s/ Mario D. Cibelli
	Name:	Mario D. Cibelli
	Title:	Managing Member

Marathon Partners 4x6 Fund, L.P. By: Cibelli Research & Management, LLC, its General Partner
By:	/s/ Mario D. Cibelli
	Name:	Mario D. Cibelli
	Title:	Managing Member

Cibelli Research & Management, LLC

By:	/s/ Mario D. Cibelli
	Name:	Mario D. Cibelli
	Title:	Managing Member

Marathon Partners Equity Management, LLC

By:	/s/ Mario D. Cibelli
	Name:	Mario D. Cibelli
	Title:	Managing Member

/s/ Mario D. Cibelli
MARIO D. CIBELLI, Individually and as Attorney-in-Fact for Marwan Fawaz and Thomas D. Hughes